 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-274533
PROSPECTUS
Seelos Therapeutics, Inc.
5,000,000 Shares of Common Stock
This prospectus relates to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 5,000,000 shares of our common stock, par value $0.001 per share (“Common Stock”). The shares of Common Stock consist of: (i) 1,000,000 shares of Common Stock (the “Shares”) issued by us to Lind Global Asset Management V, LLC (“Lind”), on May 19, 2023, pursuant to that certain Amendment No. 3 (the “Note Amendment”) to that certain Convertible Promissory Note No. 1 in the initial principal amount of $22,000,000, as amended (as so amended, the “Note”), issued by us to Lind on November 23, 2021, and (ii) up to 4,000,000 shares of Common Stock (the “Warrant Shares”) issuable upon the exercise of outstanding warrants to purchase Common Stock (the “Warrants”) issued by us to certain Selling Stockholders on May 19, 2023, pursuant to that certain Amendment No. 1 to that certain Securities Purchase Agreement, dated as of March 14, 2023, with the purchasers identified on the signature pages thereto. We are registering the resale of the Shares as required by the Note Amendment. The Shares and the Warrant Shares are sometimes referred to in this prospectus, together, as the “Securities”.
Our registration of the Securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Securities. The Selling Stockholders may sell the Securities covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that the Selling Stockholders may use, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 11 of this prospectus. We will not receive any of the proceeds from the Securities sold by the Selling Stockholders.
No underwriter or other person has been engaged to facilitate the sale of the Securities in this offering. The Selling Stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), of the Securities that they are offering pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the Securities. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sale of the Securities by the Selling Stockholders.
You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus carefully before you invest.
Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 of this prospectus, any applicable prospectus supplement and in any applicable free writing prospectuses, and under similar headings in the documents that are incorporated by reference into this prospectus.
Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “SEEL.” On September 28, 2023, the last reported sales price for our Common Stock was $0.1773 per share.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 29, 2023.

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ABOUT THIS PROSPECTUS
You should rely only on the information we have provided or incorporated by reference into this prospectus, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the Securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus, any applicable prospectus supplement or any related free writing prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.
The Selling Stockholders are offering the Securities only in jurisdictions where such issuances are permitted. The distribution of this prospectus and the issuance of the Securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the Securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the Securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”), under which the Selling Stockholders may offer from time to time up to an aggregate of 5,000,000 shares of Common Stock in one or more offerings. If required, each time the Selling Stockholders offer shares of Common Stock, we will provide you with, in addition to this prospectus, a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to that offering. We may also use a prospectus supplement and any related free writing prospectus to add, update or change any of the information contained in this prospectus or in documents we have incorporated by reference. This prospectus, together with any applicable prospectus supplements, any related free writing prospectuses and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. Please carefully read both this prospectus, any prospectus supplement and any related free writing prospectus together with the additional information described below under the section entitled “Important Information Incorporated by Reference” before buying any of the securities offered.

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PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, any applicable prospectus supplement and any related free writing prospectus, including the risks of investing in our Common Stock discussed under the heading “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any related free writing prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus forms a part. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Seelos,” the “Company,” “we,” “us,” “our” or similar references mean Seelos Therapeutics, Inc. and its subsidiaries.
Overview
We are a clinical-stage biopharmaceutical company focused on achieving efficient development of products that address significant unmet needs in Central Nervous System (“CNS”) disorders and other rare disorders.
Our business model is to advance multiple late-stage therapeutic candidates with proven mechanisms of action that address large markets with unmet medical needs and for which there is a strong economic and scientific rationale for development.
Our product development pipeline is as follows:
Product	Indication	Development Phase	Development Status
SLS-002 Intranasal Racemic Ketamine	Acute Suicidal Ideation and Behavior (ASIB) in Major Depressive Disorder (MDD)	Phase II
Completed open-label patient enrollment and announced the initial topline data from Part 1 of the proof-of-concept study on May 17, 2021; enrollment of Part 2 of a Phase II study closed in June 2023; topline data for Part 2 announced on September 20, 2023

SLS-005 IV Trehalose	Amyotrophic Lateral Sclerosis (ALS)	Phase II/III	Completed enrollment of final participants in February 2023 in the registrational study; data readout expected in late 2023
	Spinocerebellar Ataxia (SCA)	Phase IIb/III	In October 2022, we announced dosing of the first participant in the registrational study; enrollment of additional patients temporarily paused on March 29, 2023
	Huntington’s Disease (HD) and Alzheimer’s Disease (AD)	Phase II	Obtaining biomarker activity
SLS-004 Gene Therapy	Parkinson’s Disease (PD)	Pre-IND
Preclinical in vivo studies ongoing; in December 2022, we announced partial results from a study demonstrating downregulation of α-synuclein; currently analyzing data while temporarily pausing additional spend

Product	Indication	Development Phase	Development Status
SLS-007 Peptide Inhibitor	Parkinson’s Disease (PD)	Pre-IND
Preclinical study completed and analysis of the results ongoing; next steps for development of this program will be decided in concert with SLS-004 results and readouts, as both target the same pathway upstream; temporarily pausing additional spend

SLS-009	HD, AD, ALS	Pre-IND	Preclinical in vivo studies ongoing
Lead Programs
Our lead programs are currently SLS-002 for the potential treatment of ASIB in adults with MDD and SLS-005 for the potential treatment of ALS and SCA. SLS-005 for the potential treatment of Sanfilippo Syndrome currently requires additional natural history data, which is being considered.
SLS-002 is intranasal racemic ketamine with two investigational new drug applications (“INDs”). The lead program is focused on the treatment of ASIB in MDD. SLS-002 was originally derived from a Javelin Pharmaceuticals, Inc./Hospira, Inc. program with 16 clinical studies involving approximately 500 subjects. SLS-002 is being developed to address an unmet need for an efficacious drug to treat suicidality in the United States. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances, and if and when they are effective, it often takes weeks for the full therapeutic effect to be manifested. We believe there is a large opportunity in the United States and European markets for products in this space. Based on information gathered from the databases of the Agency for Healthcare Research and Quality, there were approximately 1.48 million visits to emergency rooms for suicidal ideation or suicide attempts in 2017 in the United States alone. Experimental studies suggest ketamine has the potential to be a rapid, effective treatment for depression and suicidality.
The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I). We announced interim data from our Phase I study of SLS-002 during the quarterly period ended March 31, 2020. As a result, in March 2020, we completed a Type C meeting with the U.S. Food and Drug Administration (“FDA”) and received guidance to conduct a Phase II proof of concept (“PoC”) study of SLS-002 for ASIB in adults with MDD, to support the further clinical development of this product candidate, together with nonclinical data under development.
As a result of the Type C meeting and the Fast Track designation for SLS-002 for the treatment of ASIB in patients with MDD, we believe we are well positioned to pursue the FDA’s expedited programs for drug development and review.
On June 23, 2020, we announced the final safety data from our Phase I pharmacokinetics/pharmacodynamics study of intranasal racemic ketamine (SLS-002) as well as the planned design of a Phase II double blind, placebo-controlled PoC study for ASIB in subjects with MDD. We initiated this PoC study in two parts: Part 1 was an open-label study of 17 subjects, and was followed by Part 2, which is a double blind, placebo-controlled study of approximately 175 subjects. On January 15, 2021, we announced dosing of the first subjects in Part 1 of the PoC study. On March 5, 2021, we announced the completion of open-label enrollment of subjects in Part 1 of the PoC study. On May 17, 2021, we announced positive topline data from Part 1 of the PoC study, the open-label cohort, of our study of SLS-002 (intranasal racemic ketamine), demonstrating a significant treatment effect and a well-tolerated safety profile for ASIB in patients with MDD. This study enrolled 17 subjects diagnosed with MDD requiring psychiatric hospitalization due to significant risk of suicide with a baseline score of ≥ 28 points on the Montgomery-Åsberg Depression Rating Scale (“MADRS”), a score of 5 or 6 on MADRS Item-10, a score of ≥ 15 points on the Sheehan-Suicidality Tracking Scale (S-STS) total score and a history of previous suicide attempt(s), as confirmed on the Columbia Suicide Severity Rating Scale (C-SSRS) with a history of at least one actual attempt, or if the attempt was interrupted or aborted, is judged to have been serious in intent. SLS-002 demonstrated a 76.5% response rate (response meaning 50% reduction from baseline) in the primary endpoint on MADRS twenty-four hours after first dose, with a mean reduction in total score from 39.4 to 14.5 points.
On July 6, 2021, we announced dosing of the first subject in Part 2 of the Phase II study. Based on feedback from a Type C meeting with the FDA in June 2021, we increased the subjects in Part 2 to increase the sample size and power to support a potential marketing application. On June 20, 2023, we announced the close of enrollment of this study and released the topline results on September 20, 2023.
SLS-005 is IV trehalose, a protein stabilizer that crosses the blood-brain-barrier and activates autophagy and the lysosomal pathway. Based on preclinical and in vitro studies, there is a sound scientific rationale for developing trehalose for the treatment of ALS, SCA and other indications such as Sanfilippo Syndrome. Trehalose is a low molecular weight disaccharide (0.342 kDa) that protects against pathological processes in cells. It has been shown to penetrate muscle and cross the blood-brain-barrier. In animal models of several diseases associated with abnormal cellular protein aggregation, it has been shown to reduce pathological aggregation of misfolded proteins as well as to activate autophagy pathways through the activation of Transcription Factor EB (“TFEB”), a key factor in lysosomal and autophagy gene expression. Activation of TFEB is an emerging therapeutic target for a number of diseases with pathologic accumulation of storage material.
Trehalose 90.5 mg/mL IV solution has demonstrated promising clinical potential in prior Phase II clinical development for oculopharyngeal muscular dystrophy (“OPMD”) and spinocerebellar ataxia type 3 (“SCA3”), also known as Machado Joseph disease, with no significant safety signals to date and encouraging efficacy results. Pathological accumulation of protein aggregates within cells, whether in the CNS or in muscle, eventually leads to loss of function and ultimately cell death. Prior preclinical studies indicate that this platform has the potential to prevent mutant protein aggregation in other devastating PolyA/PolyQ diseases.
We own three United States patents for parenteral administration of trehalose for patients with OPMD and SCA3, all of which are expected to expire in 2034. In addition, Orphan Drug Designation (“ODD”) for OPMD and SCA3 has been secured in the United States and in the European Union (“EU”). In February 2019, we assumed a collaborative agreement, turned subsequently into a research grant, with Team Sanfilippo Foundation (“TSF”), a nonprofit medical research foundation founded by parents of children with Sanfilippo Syndrome. On April 30, 2020, we were granted ODD for SLS-005 in Sanfilippo Syndrome from the FDA. SLS-005 was previously granted ODD from the FDA and European Medicines Agency for SCA3 and OPMD as well as Fast Track designation for OPMD. On August 25, 2020, we were issued U.S. patent number 10,751,353 titled “COMPOSITIONS AND METHODS FOR TREATING AN AGGREGATION DISEASE OR DISORDER” which relates to trehalose (SLS-005). The issued patent covers the method of use for trehalose (SLS-005) formulation for treating a disease or disorder selected from any one of the following: spinal and bulbar muscular atrophy, dentatombral-pallidoluysian atrophy, Pick’s disease, corticobasal degeneration, progressive supranuclear palsy, frontotemporal dementia or parkinsonism linked to chromosome 17. On May 15, 2020, we were granted Rare Pediatric Disease Designation (“RPDD”) for SLS-005 in Sanfilippo Syndrome from the FDA. RPDD is an incentive program created under the Federal Food, Drug, and Cosmetic Act to encourage the development of new therapies for the prevention and treatment of certain rare pediatric diseases. On May 27, 2021, we announced that we were granted ODD for SLS-005 in ALS from the European Medicines Agency. In December 2020, we announced the selection of SLS-005 for the Healey ALS platform trial led by Harvard Medical School, Massachusetts. The Healey ALS platform trial is designed to study multiple potential treatments for ALS simultaneously. The platform trial model aims to greatly accelerate the study access, reduce costs and shorten development timelines. On February 28, 2022, we announced the dosing of the first participants in the Healey ALS platform trial. In November 2021, we announced the FDA acceptance of an IND and grant of Fast Track designation for SLS-005 for the treatment of SCA. In July 2022, we also announced dosing of the first patient in an open-label basket study in Australia for the treatment of patients with ALS, SCA, and Huntington’s disease (“HD”). In October 2022, we also announced the dosing of the first participant in the registrational Phase II/III study for the treatment of SCA. In March 2023, we announced that in order to focus the majority of our resources on the Phase II study of SLS-002 (intranasal racemic ketamine) for ASIB in adults with MDD and the fully enrolled Phase II/III study of SLS-005 in ALS, we have temporarily paused additional enrollment of patients in the SLS-005-302 study in SCA. Patients already enrolled will continue in the study and data will continue to be collected in order to make decisions for resuming enrollment in the future. This temporary pause has been implemented as a business decision due to financial considerations, and is not based on any data related to safety or therapeutic effects.
Additionally, we are developing several preclinical programs, most of which have well-defined mechanisms of action, including SLS-004, licensed from Duke University, and SLS-007, licensed from The Regents of the University of California, for the potential treatment of Parkinson’s Disease (“PD”).
Strategy and Ongoing Programs
SLS-002:   The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I). Following these Phase I studies, we completed a Type C meeting with the FDA in March 2020 and received guidance to conduct a Phase II PoC study of SLS-002 for ASIB in adults with MDD. We released topline data for Part 1 of our open-label study on May 17, 2021. We initiated enrollment in Part 2 of the Phase II study on July 6, 2021, closed enrollment in June 2023, and released the topline results in the third quarter of 2023. See “— Recent Developments — Top Line Results from SLS-002 Phase II Study in Adults with Major Depressive Disorder at Imminent Risk of Suicide” below.
SLS-005:   We completed enrollment in February 2023 for a clinical study in ALS and began enrollment for a clinical study in SCA in October 2022. In December 2020, we announced the selection of SLS-005 for the Healey ALS platform trial led by Harvard Medical School, Massachusetts. The Healey ALS platform trial is designed to study multiple potential treatments for ALS simultaneously. The platform trial model aims to greatly accelerate the study access, reduce costs, and shorten development timelines. On February 28, 2022, we announced dosing of the first participants in the Healey ALS platform trial. In February 2023, we announced the completion of enrollment of the study and data readout is expected in late 2023.
In November 2021, we announced the FDA acceptance of an IND and grant of Fast Track designation for SLS-005 for the treatment of SCA. In July 2022, we announced dosing of the first patient in an open-label basket study in Australia for the treatment of patients with ALS, SCA, and HD. In October 2022, we also announced the dosing of the first participant in the registrational Phase II/III study for the treatment of SCA.
During 2022, we received regulatory approval in Australia to commence a study pursuing the collection of certain biomarker data in patients with Alzheimer’s Disease.
We are also continuing to consider trials in Sanfilippo Syndrome and are seeking more natural history data based on the guidance from regulatory agencies.
In March 2023, we announced that in order to focus the majority of our resources on the Phase II study of SLS-002 (intranasal racemic ketamine) for ASIB in patients with MDD and the fully enrolled Phase II/III study of SLS-005 in ALS, we have temporarily paused additional enrollment of patients in the SLS-005-302 study in SCA. Patients already enrolled will continue in the study and data will continue to be collected in order to make decisions for resuming enrollment in the future. This temporary pause has been implemented as a business decision due to financial considerations, and is not based on any data related to safety or therapeutic effects.
SLS-004 is an all-in-one lentiviral vector, targeted for gene editing through DNA methylation within intron 1 of the synuclein alpha (“SNCA”) gene that expresses alpha-synuclein protein. SLS-004, when delivered to dopaminergic neurons derived from human induced pluripotent stem cells of a PD patient, modified the expression on alpha-synuclein (“α-synuclein”) and exhibited reversal of the disease-related cellular-phenotype characteristics of the neurons. The role of mutated SNCA in PD pathogenesis and the need to maintain the normal physiological levels of α-synuclein protein emphasize the yet unmet need to develop new therapeutic strategies, such as SLS-004, targeting the regulatory mechanism of α-synuclein expression. On May 28, 2020, we announced the initiation of a preclinical study of SLS-004 in PD through an all-in-one lentiviral vector targeting the SNCA gene. We are constructing a bimodular viral system harboring an endogenous α-synuclein transgene and inducible regulated repressive CRISPR/dCas9-unit to achieve suppression of PD-related pathologies. On July 7, 2021, we announced positive in vivo data demonstrating down-regulation of SNCA mRNA and protein expression under this study. In December 2022, we announced in vivo data demonstrating that a single dose of SLS-004 was successful in reversing some of the key hallmarks of PD in a humanized mouse model. These findings observed in an in vivo humanized PD model validate and extend prior findings from in vitro data using SLS-004. SLS-004 demonstrated therapeutically desirable change in SNCA expression that led to reversing the key hallmarks of PD in the model towards normal physiological levels, indicating disease modifying effect of single dose administration of SLS-004, a CRISPR/dCas-9 based gene therapy for PD. We have halted any further investment in this program until additional funding is received.
SLS-007 is a rationally designed peptide-based approach, targeting the nonamyloid component core (“NACore”) of α-synuclein to inhibit the protein from aggregation. Recent in vitro and cell culture research has shown that SLS-007 has the ability to stop the propagation and seeding of α-synuclein aggregates. We will evaluate the potential for in vivo delivery of SLS-007 in a PD transgenic mice model. The goal will be to establish in vivo pharmacokinetics/pharmacodynamics and target engagement parameters of SLS-007, a family of anti-α-synuclein peptidic inhibitors. On June 25, 2020, we announced the initiation of a preclinical study of SLS-007 in PD delivered through an adeno associated viral (“AAV”) vector targeting the non-amyloid component core of α-synuclein. We have initiated an in vivo preclinical study of SLS-007 in rodents to assess the ability of two specific novel peptides, S62 and S71, delivered via AAV1/2 viral vector, to protect dopaminergic function in the AAV A53T overexpression mice model of PD. Production of AAV1/2 vectors encoding each of the two novel peptides incorporating hemagglutinin tags has already been completed. The results are currently being analyzed and the next steps for development of this program will be decided in concert with SLS-004 results and readouts, as both target the same pathway upstream.
SLS-009 is our first internally created program, which follows the mechanism of action known as PROTACs (protein-targeting chimeric molecules), which uses the body’s own natural process of autophagy and lysosomal degradation to clear out mutant and misfolded proteins in the body. SLS-009 induces autophagy and enhances lysosomal clearance by augmenting existing endogenous cellular degradation pathways to remove only the mutant and neurotoxic proteins.
We intend to become a leading biopharmaceutical company focused on neurological and psychiatric disorders, including orphan indications. Our business strategy includes:
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advancing SLS-002 in ASIB in MDD and post-traumatic stress disorder;

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advancing SLS-004 in PD;

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advancing SLS-005 in ALS, SCA, HD and Sanfilippo Syndrome;

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advancing new formulations of SLS-005 in neurological diseases; and

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acquiring synergistic assets in the CNS therapy space through licensing and partnerships.

We also have two legacy product candidates: a product candidate in the United States for the treatment of erectile dysfunction, which we in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan plc; and a product candidate which has completed a Phase IIa clinical trial for the treatment of Raynaud’s Phenomenon, secondary to scleroderma, for which we own worldwide rights.
Recent Developments
Top Line Results from SLS-002 Phase II Study in Adults with Major Depressive Disorder at Imminent Risk of Suicide
On September 20, 2023, we announced top line results from the double-blind, placebo-controlled cohort (Part 2) of its Phase II study of SLS-002 (intranasal racemic ketamine) for Acute Suicidal Ideation and Behavior ASIB in adults with MDD.

SLS-002 versus placebo demonstrated early and persistent reductions in symptoms of depression as assessed by the Montgomery-Åsberg Depression Rating Scale (“MADRS”).(1) The graph below presents results from the mixed model for repeated measures (“MMRM”) analysis of change from baseline in MADRS total score.
LS Mean ( ± SE) Change from Baseline in MADRS Total Score Estimated by MMRM
Target enrollment of this study was 220 patients, however, due to financial constraints, only 147 patients diagnosed with MDD requiring psychiatric hospitalization due to significant risk of suicide were randomized. The data from the 147 subjects (67% of target enrollment) were evaluated using the protocol-defined methods of analysis. Due to the limited sample size, the study did not meet the pre-defined primary endpoint (MADRS ANCOVA at 24 hours post dosing). However, assuming the same treatment difference and standard deviation, analyses showed that the study would have achieved statistical significance for the primary endpoint, had the study reached full enrollment (220 patients).
Detailed Summary of Key Efficacy Endpoints
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MADRS results at 4 hours after dosing demonstrated a statistically significant change relative to placebo (p <0.001, 5.9 point LS(2) mean treatment difference)

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MADRS results at 24 hours after dosing utilizing 2-way ANCOVA(3) with baseline MADRS as a covariate (the pre-defined primary endpoint/analysis) demonstrated clinically meaningful results, but did not achieve statistical significance under the methodology used (p=0.069, 3.3 point LS mean treatment difference)

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MADRS results at 24 hours after dosing utilizing an exploratory ANOVA (t-test) analysis demonstrated statistically significant change relative to placebo (p=0.049, 3.6 point mean treatment difference)

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MADRS results at Day 16 demonstrated a statistically significant change relative to placebo (p=0.012, 4.4 point LS mean treatment difference) — demonstrating persistence of effect

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Meaningful results further supported by (proportion of SLS-002 subjects versus placebo, respectively):

Montgomery-Åsberg Depression Rating Scale (MADRS) scale range 0-60, higher scores indicating more severe depression.

Least Squares (LS) Means are means estimated from a linear model that are adjusted for other effects defined in the model.

ANCOVA is short for Analysis of Covariance. The analysis of covariance is a combination of an ANOVA and a regression analysis.

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MADRS Response Rate, defined as ≥ 50% reduction from baseline, at Day 16 (75.7% versus 47.9%) p<0.001

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MADRS Remission Rate, defined as a total score ≤ 12, at Day 16 (62.2% versus 32.9%) p<0.001

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MADRS at end of 2-week safety follow up (Day 29/30) revealed continued improvement, demonstrating no evidence of return of symptoms.

Clinically meaningful reduction in acute suicidality was demonstrated with SLS-002 over placebo. Both groups continued to improve over time.
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Sheehan-Suicidality Tracking Scale (“S-STS”) Total Score(4): (Mean baseline total scores were 21.4 for SLS-002 and 21.0 for placebo)

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4 hour change from baseline was -15.1 for SLS-002 and -12.0 for placebo (p=0.022)

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24 hour change from baseline was -15.5 for SLS-002 and -12.1 for placebo (p=0.008)

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Clinical Global Impression of Severity for Suicidal Ideation and Behavior (“CGIS-S/IB”)(5): (Mean baseline scores were 4.0 for both SLS-002 and placebo)

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4 hour change from baseline was -1.5 for SLS-002 and -1.1 for placebo (p=0.011)

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24 hour change from baseline was -1.7 for SLS-002 and -1.4 for placebo (p=0.102)

The table below represents the observed MADRS summary statistics, including the assessments collected at the safety follow-up visits.
Detailed Summary of Safety Results
SLS-002 was well-tolerated with no new or unique safety signals identified and there were no deaths reported in the study. At least one treatment-emergent adverse event was reported in 52.7% of subjects treated with SLS-002 versus 39.7% treated with placebo; the majority of adverse events were mild or moderate and transient in nature. The most common treatment-emergent adverse events (≥5% and >placebo) were

Sheehan-Suicidality Tracking Scale (S-STS) is a clinician-rated scale, which includes 13 suicidality items that are rated on a scale ranging from 0 (not at all) to 4 (extremely), which yields a total score ranging from 0 to 52.

Clinical Global Impression of Severity for Suicidal Ideation and Behavior (CGIS-SI/B) is a 5-point clinician-rated measure of suicidality-specific symptom severity, ranging from 1 (not at all suicidal) to 5 (among the most extremely suicidal).

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dizziness (18.9% versus 2.7%), euphoric mood (6.8% versus 0%) and suicidal ideation (5.4% versus 2.7%). There were 5 serious adverse events (3 with SLS-002, 2 with placebo), all for suicidality, all judged unrelated to the study drug, and all resolved.
Specific scales were utilized to measure the three most common known adverse events associated with ketamine treatments, which are dissociation, hemodynamic effects and sedation. The data below support that SLS-002 may reduce the frequency and severity of these most common effects compared to what is reported with other ketamine treatments.
Clinician-Administered Dissociative States Scale (“CADSS”)(6)
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At no point did the placebo-adjusted mean change from pre-dose baseline exceed the threshold of clinically meaningful dissociation (>4)

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Placebo-adjusted mean change from pre-dose baseline (at 40 minutes — correlating roughly with maximum plasma concentrations) = 3.9 after first dose and 1.8 at 1 hour post first dose

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Placebo-adjusted mean change from pre-dose baseline 2.5 on Day 4 (at 40 minutes) after second dose and 1.4 on Day 8 (at 40 minutes) after third dose

Hemodynamic Effects
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6 subjects who received SLS-002 had an adverse event reported of either increased blood pressure or hypertension, all events were mild (except 1 moderate), all were transient and resolved

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In review of mean vital sign data for SLS-002, minimal changes were observed

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Systolic blood pressure at Baseline was 122.7 mmHg, with maximum mean values of 126.7 mmHg on days 1 and 11 (1 hour post dose)

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Diastolic blood pressure at Baseline was 77.7 mmHg, with maximum mean values of 81.1 mmHg on Day 8 (1 hour post dose)

Modified Observer’s Assessment of Alertness/Sedation Scale (“MOAA/S”)(7)
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Maximum sedation (MOAA/S score < 5) occurred approximately 15 minutes after dosing on day 1 (placebo adjusted % of subjects 25.5%) with attenuation over time

This study randomized 147 subjects diagnosed with MDD requiring psychiatric hospitalization due to significant risk of suicide and severe depression as confirmed by the rating scales as discussed above. In addition, subjects had to have at least one suicide attempt.
After admission to the emergency room or hospital, each subject participated in a 1- to 2-day screening phase, a 16-day treatment phase, including clinical standard of care, during which the study drug was administered 2 times per week (total of 5 doses), and a 2-week safety follow-up phase for a total of up to 5 weeks of study participation. Subjects were treated as inpatients for approximately 7 days (including screening), and assuming the subject met readiness for discharge criteria, were discharged on Day 6 to continue the trial as outpatients. At study completion, all subjects were well-connected with follow-up care to ensure their safety.
Per the Centers for Disease Control and Prevention (“CDC”) provisional data, the 49,449 suicides in the U.S. in 2022 represented the highest number of suicides recorded in U.S. history and unfortunately, the medical community still lacks an FDA approved therapeutic to treat the symptoms of suicidality. According to the CDC, in 2020, suicides and non-fatal self-harm cost the U.S. over $500 billion in medical and work-loss costs, value of statistical life, and quality of life costs. Suicidal patients who present suicidal ideation and

Clinician-Administered Dissociative States Scale (CADSS) is a standardized instrument used to measure present-state dissociative symptoms. The scale includes 23 subjective items to be answered by the subject according to a 5-point scale (0 = not at all, 1 = mild, 2 = moderate, 3 = severe, and 4 = extreme). CADSS total score range is 0-92; a higher score reflects a more severe condition.

Modified Observer’s Assessment of Alertness/Sedation Scale (MOAA/S) is a 6 point scale with a score of 5 defined as responds readily to name, and a score of 0 defined as does not respond to painful stimulus.

behavior symptoms at an Emergency Department and can be held in the Emergency Department for several days while awaiting an inpatient psychiatric bed. Currently in the U.S., there is a shortage of over 120,000 inpatient psychiatric beds and the average length of hospitalization for a suicidal patient is 10 days.
Registered Direct Offering
On September 21, 2023, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers identified on the signature pages thereto, pursuant to which we agreed to issue and sell 15,000,000 shares (the “RDO Shares”) of our common stock and accompanying common stock warrants to purchase up to 10,010,010 shares of our common stock (the “RDO Warrants”) in a registered direct offering (the “Offering”). The RDO Shares and the RDO Warrants were offered by us pursuant to our shelf registration statement on Form S-3 (File No. 333-251356) filed with the SEC on December 15, 2020, as amended by Amendment No. 1 thereto filed with the SEC on December 22, 2020 and declared effective on December 23, 2020.
The exercise price of the RDO Warrants is $0.325 per share, subject to adjustment as provided therein, and the RDO Warrants are immediately exercisable upon issuance and will expire on the date that is five years following the original issuance date. In addition, the RDO Warrants contain an alternative “cashless exercise” provision whereby a RDO Warrant may be exchanged cashlessly for shares of our common stock at the rate of 0.999 of a share of our common stock per full share otherwise issuable upon a cash exercise. Each holder of a RDO Warrant will not have the right to exercise any portion of its RDO Warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such exercise (the “RDO Warrant Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to us, the holder may increase the RDO Warrant Beneficial Ownership Limitation, but not to above 9.99%. The exercise price and number of shares of our common stock issuable upon the exercise of the RDO Warrants will be subject to adjustment in the event of any stock dividend, stock split, reverse stock split, recapitalization, reorganization or similar transaction, as described in the RDO Warrants. If a registration statement covering the issuance of the shares of our common stock issuable upon exercise of the RDO Warrants is not available for the issuance, then the holders may exercise the RDO Warrants by means of a “cashless exercise.”
The RDO Warrants are not and will not be listed for trading on any national securities exchange or other nationally recognized trading system.
The combined purchase price for one RDO Share and accompanying RDO Warrants to purchase shares of our common stock for each RDO Share purchased was $0.30. The closing of the Offering occurred on September 25, 2023. We expect the aggregate net proceeds from the Offering, after deducting the fees payable to financial advisors and other estimated offering expenses, to be approximately $4.0 million. We intend to use the aggregate net proceeds (excluding proceeds from any RDO Warrant exercises) to repay $0.7 million of principal and accrued interest under that certain Convertible Promissory Note No. 1 issued to Lind Global Asset Management V, LLC (“Lind”) on November 23, 2021, as amended on December 10, 2021, February 8, 2023 and May 19, 2023 (as so amended, the “Note”) as required by the Letter Agreement (as defined below) and the remainder for general corporate purposes and to advance the development of its product candidates. We may also use the net proceeds from the Offering to make periodic principal and interest payments under, or to repay a portion of, the Note.
Letter Agreement Regarding Note
On September 21, 2023, and concurrently with the execution of the Securities Purchase Agreement, we entered into a letter agreement (the “Letter Agreement”) with Lind related to the Note. Pursuant to the Letter Agreement, we and Lind agreed that, in lieu of, and in full satisfaction of, both the monthly principal payment that would otherwise be due under the Note on September 23, 2023 and the interest payment that would otherwise be due on September 29, 2023, (i) we will, by no later than September 29, 2023, pay to Lind cash in an aggregate amount of $0.7 million and (ii) Lind will have the right, at any time and from time to time, between the date of the closing of the Offering and the date that is 45 days after the closing of the Offering, to convert the remaining amount of the monthly payment that would have otherwise been due on September 24, 2023 in the aggregate amount of up to $0.4 million into shares of our common stock at the lower of (a) the then-current Conversion Price (as defined in the Note, which is currently $6.00 per share)

and (b) 85% of the average of the five (5) lowest daily volume-weighted average price during the twenty (20) trading days prior to the delivery by Lind of the applicable conversion notice. Pursuant to the Letter Agreement, Lind further agreed that (A) the payment date for the monthly payment under the Note that would otherwise be due on October 23, 2023, and (B) the interest payment date for the interest payment under the Note that would otherwise be due on October 31, 2023, shall be the date that is 45 days following the date of the closing of the Offering.
Additional Information
For a complete description of our business, financial condition, results of operations and other important information, we refer you to our filings with the SEC that are incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2022, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. For instructions on how to find copies of these documents, see the section entitled “Where You Can Find More Information.”
We were incorporated under the laws of the State of Nevada in 1987. On January 24, 2019, we completed a reverse merger transaction with Seelos Therapeutics, Inc., a Delaware corporation (now known as Seelos Corporation) (the “Merger”) and, upon completion of the Merger, we changed our name to Seelos Therapeutics, Inc.
Our principal executive offices are located at 300 Park Avenue, 2nd Floor, New York, NY 10022, and our telephone number is (646) 293-2100. Our website is located at www.seelostherapeutics.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of, this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC at no cost from the SEC’s website at http://www.sec.gov.
We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies in this prospectus as well as our filings under the Exchange Act.

RISK FACTORS
Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, under “Risk Factors” in any applicable prospectus supplement and in our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, as well as any amendments thereto, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, before deciding whether to purchase any of the Securities being offered. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The occurrence of any of these risks might cause you to lose all or part of your investment.
Our debt agreement contains restrictive and financial covenants that may limit our operating flexibility and the failure to comply with such covenants could cause our outstanding debt to become immediately payable.
On November 23, 2021, we issued and sold to Lind Global Asset Management V, LLC (“Lind”) a convertible promissory note in an aggregate principal amount of $22.0 million for an aggregate purchase price of $20.0 million (the “Convertible Promissory Note”). The Convertible Promissory Note contains certain restrictive covenants and event of default provisions, including restrictions on certain sales or other dispositions of company assets, restrictions on entering into certain variable-rate transactions and a covenant requiring us to maintain an aggregate minimum balance equal to 50% of the then outstanding principal amount under the Convertible Promissory Note or more in cash and cash equivalents commencing on September 30, 2023. As of September 14, 2023, the principal amount of the Note was approximately $13.8 million. Based on our current operating plan and our cash balance as of June 30, 2023, we do not expect to be able to maintain the minimum cash balance required to satisfy this covenant if we do not raise additional financing by September 30, 2023. In the event we fail to meet the minimum cash balance as required under the Convertible Promissory Note, and if we are unable to cure such default within fifteen days from its occurrence or otherwise obtain a waiver from Lind or amend the terms of the Convertible Promissory Note, we would trigger a default under the Convertible Promissory Note. If we are not able to comply or regain compliance with any of the covenants in, or otherwise trigger a default under, the Convertible Promissory Note, Lind could declare the Convertible Promissory Note immediately due and payable, which would require us to pay 120% of the outstanding principal amount of the Convertible Promissory Note and would have a material adverse effect on our liquidity, financial condition, operating results, business and prospects, and could cause the price of our common stock to decline. In addition, since the borrowings under the Convertible Promissory Note are secured by a first priority lien on our assets, Lind would be able to foreclose on our assets if we do not cure any default or pay any amounts due and payable under the Convertible Promissory Note. In addition, effective as of September 15, 2023, upon an Event of Default (as defined in the Convertible Promissory Note), Lind shall have the right to convert the then outstanding principal amount of the Convertible Promissory Note into shares of our common stock at the lower of (x) the then-current conversion price (which is currently $6.00 per share, subject to adjustment in certain circumstances as described in the Convertible Promissory Note) and (y) 85% of the average of the five lowest daily volume weighted average price of our common stock during the 20 trading days prior to the delivery by Lind of a notice of conversion.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about us and our subsidiaries. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “could,” “should,” “projects,” “plans,” “goal,” “targets,” “potential,” “estimates,” “pro forma,” “seeks,” “intends” or “anticipates” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about our future performance, operations, products and services. We caution our stockholders and other readers not to place undue reliance on such statements.
You should read this prospectus and the documents incorporated by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we currently expect. Our business and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth in Part I — Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 10, 2023, the risk factors set forth in Part II — Item 1A “Risk Factors,” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 12, 2023 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the SEC on August 11, 2023, and elsewhere in the other documents incorporated by reference into this prospectus.
You should assume that the information appearing in this prospectus, any accompanying prospectus supplement, any related free writing prospectus and any document incorporated herein by reference is accurate as of its date only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
We are filing the registration statement of which this prospectus forms a part to permit the Selling Stockholders to resell the Securities. We will not receive any proceeds from the sale of the Securities by the Selling Stockholders. We may receive up to $4,240,000 in aggregate gross proceeds from cash exercises of the Warrants, based on the per share exercise price of the Warrants.
Any proceeds we receive from the exercise of the Warrants will be used for general corporate purposes and to advance the development of our product candidates. We may also use the proceeds to make periodic principal and interest payments under, or to repay all or a portion of, the Note. The Note had an initial principal amount of $22,000,000, was issued on November 23, 2021 and commenced bearing interest at 5% per annum on November 23, 2022. As of September 14, 2023, the principal amount of the Note was approximately $13.8 million. Beginning on November 23, 2022, the Note began amortizing in twenty-four monthly installments equal to the quotient of (i) the then-outstanding principal amount of the Note, divided by (ii) the number of months remaining until the November 23, 2024 maturity date of the Note. All amortization payments under the Note are payable, at our sole option, in cash, shares of our common stock or a combination of both. In addition, on the last business day of each month following November 23, 2022, we must pay, on a monthly basis, all interest that has accrued and remains unpaid on the then-outstanding principal amount of the Note. If we elect to make any amortization payments in cash, we must pay a 5% premium on each cash payment. Pursuant to the Note Amendment, all payments of accrued interest and monthly payments of the outstanding principal amount payable by us for the month of September 2023 shall be paid by in a combination of cash and shares of Common Stock (with such combination determined at our option), and the number of shares to be issued calculated as previously provided in the Note (determined by dividing the principal amount plus interest (if any) being paid in shares by 90% of the average of the five lowest daily volume weighted average price of Common Stock during the 20 trading days prior to each respective payment date); provided that no less than $600,000 of the monthly principal payments for the month of September 2023 shall be paid in cash, with the remainder paid in shares of Common Stock.
The precise amount and timing of the application of these proceeds will depend upon a number of factors, such as the timing and progress of our research and development efforts, our funding requirements and the availability and costs of other funds. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the proceeds. Depending on the outcome of our efforts and other unforeseen events, our plans and priorities may change and we may apply the proceeds in different manners than we currently anticipate. Accordingly, our management will have broad discretion in the timing and application of these proceeds. Pending application of the net proceeds as described above, we intend to temporarily invest the proceeds in short-term, interest-bearing investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
The Selling Stockholders will pay any underwriting fees, discounts and commissions attributable to the sale of the Securities and any similar expenses it incurs in disposing of the Securities. We will bear all other costs, fees, and expenses incurred in effecting the registration of the Securities covered by this prospectus. These may include, without limitation, all registration and filing fees, printing fees and fees and expenses of our counsel and accountants in connection with the registration of the Securities covered by this prospectus.

SELLING STOCKHOLDERS
Unless the context otherwise requires, as used in this prospectus, “Selling Stockholders” includes the selling stockholders listed below and donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.
We have prepared this prospectus to allow the Selling Stockholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 5,000,000 shares of our Common Stock, which are comprised of (i) 1,000,000 shares of Common Stock issued to Lind on May 19, 2023 pursuant to the Note Amendment, and (ii) up to 4,000,000 shares of Common Stock issuable upon the exercise of the Warrants issued by us to certain Selling Stockholders on May 19, 2023, pursuant to that certain Amendment No. 1 to that certain Securities Purchase Agreement, dated as of March 14, 2023, with the purchasers identified on the signature pages thereto.
The shares of Common Stock to be offered by the Selling Stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act to give the Selling Stockholders the opportunity to sell these shares publicly. The registration of these shares does not require that any of the shares be offered or sold by the Selling Stockholders. Subject to these resale restrictions, the Selling Stockholders may from time to time offer and sell all or a portion of their shares indicated below in privately negotiated transactions or on the Nasdaq Capital Market or any other market on which our Common Stock may subsequently be listed or quoted.
The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best effort basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offering will be set forth in a prospectus supplement. See the section of this prospectus entitled “Plan of Distribution”. The Selling Stockholders and any agents or broker-dealers that participate with any Selling Stockholder in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.
No estimate can be given as to the amount or percentage of Common Stock that will be held by the Selling Stockholders after any sales made pursuant to this prospectus because the Selling Stockholders are not required to sell any of the Securities being registered under the registration statement of which this prospectus forms a part. The following table assumes that the Selling Stockholders will sell all of the Securities listed in this prospectus.
Except for the purchase of the Note by Lind and related transactions, the Selling Stockholders have not had any material relationship with us or any of our affiliates within the past three years other than as a security holder.
We have prepared this table based on written representations and information furnished to us by or on behalf of the Selling Stockholders. Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of the shares of Common Stock in a transaction exempt from the registration requirements of the Securities Act. Unless otherwise indicated in the footnotes below, we believe that (1) the Selling Stockholders are not a broker-dealer or affiliate of a broker-dealer, (2) the Selling Stockholders do not have any direct or indirect agreements or understandings with any person to distribute its Shares, and (3) the Selling Stockholders have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. To the extent any Selling Stockholder is, or is affiliated with, a broker-dealer, it could be deemed to be, under SEC Staff interpretations, an “underwriter” within the meaning of the Securities Act. Information about the Selling Stockholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required.
Under the terms of the Warrants, each Selling Stockholder may not exercise its Warrant if the Selling Stockholder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the “Warrant Beneficial

Ownership Limitation”); provided, however, that upon 61 days’ prior notice to us, the Selling Stockholder may increase the Warrant Beneficial Ownership Limitation, but not to above 9.99%. The following table sets forth information with respect to the beneficial ownership of our Common Stock held, as of September 11, 2023, by the Selling Stockholders and the number of Securities being offered hereby and information with respect to shares to be beneficially owned by the Selling Stockholders after completion of this offering. The percentages in the following table reflect the shares of Common Stock beneficially owned by each Selling Stockholder as a percentage of the total number of shares of Common Stock outstanding as of September 11, 2023. As of such date, 127,890,904 shares of Common Stock were outstanding.
	Shares Beneficially Owned Prior to the Offering(1)		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Shares Beneficially Owned After the Offering(1)
Name	Number	Percentage		Number	Percentage
Lind Global Asset Management V, LLC(2)	3,732,035(3)	2.87%	1,000,000	2,732,035	2.10%
Entities associated with Empery Asset Management LP(4)	13,423,897(4)	9.99%	4,000,000	13,423,897	9.99%

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to warrants, options and other convertible securities held by that person that are currently exercisable or exercisable within 60 days (of September 15, 2023) are deemed outstanding. Shares subject to warrants, options and other convertible securities, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Any shares of Common Stock beneficially owned by Lind Global Asset Management V, LLC (“Lind”) are directly owned by Lind. Jeff Easton is the Managing Member of The Lind Partners, LLC, which is the Investment Manager of Lind, and in such capacity has the right to vote and dispose of the securities held by such entities. Mr. Easton disclaims beneficial ownership over the securities listed except to the extent of his pecuniary interest therein. The address for Lind is 444 Madison Avenue, 41st Floor, New York, NY 10022.

(3)
Consists of 1,431,109 shares of Common Stock held directly and 2,300,926 shares of Common Stock issuable upon conversion of the Note, which is currently convertible by Lind at any time at the current conversion price of $6.00 per share of Common Stock (subject to adjustment as provided therein). Lind may not convert any portion of the Note to the extent such conversion would cause Lind, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding Common Stock (or 9.99% of our then outstanding Common Stock to the extent Lind, together with its affiliates, beneficially owns in excess of 4.99% of shares of our then outstanding Common Stock at the time of such conversion.

(4)
For entities affiliated with Empery Asset Management LP, “Common Stock Beneficially Owned Before this Offering” is comprised of an aggregate of 13,423,897 shares of Common Stock, which consists of an aggregate of 6,941,452 shares of Common Stock and 6,482,445 shares of Common Stock issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”) held by the following entities affiliated with Empery Asset Management LP: Empery Asset Master, LTD (“EAM”), Empery Tax Efficient, LP (“ETE”) and Empery Tax Efficient III, LP and (“ETE III”). “Common Stock Beneficially Owned Before this Offering” excludes an aggregate of 135,991 shares of Common Stock issuable upon the exercise of certain of the Pre-Funded Warrants and an aggregate of 26,750,000 shares of Common Stock issuable upon the exercise of warrants issued in March 2023 (the “March Warrants”), each of which warrants are not exercisable within 60 days of September 11, 2023 by virtue of the beneficial ownership limitations described below. Also excludes (i) 2,556,465 shares of Common Stock underlying a Warrant held by EAM, (ii) 648,241 shares of Common Stock underlying a Warrant held by ETE and (iii) 795,294 shares of Common Stock underlying a Warrant held by ETE III as the Warrants are not exercisable until November 19, 2023 and are subject to the Warrant Beneficial Ownership Limitation. Under the terms of the Pre-Funded Warrants, a holder may not exercise its Pre-Funded Warrant if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise; provided, however, that upon 61 days’ prior notice to us, such holder may increase the percentage, but not to above 9.99%. Therefore, due to the beneficial ownership limitations, the number of shares of Common Stock into which the Pre-Funded Warrants are exercisable is limited to that number of shares of Common Stock that would result in the applicable holder thereof, together with its affiliates, having an aggregate beneficial ownership of no more than 9.99% of the total issued and outstanding shares of Common Stock. The March Warrants are similarly subject to an exercise limitation in the form of the Warrant Beneficial Ownership Limitation. “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” is comprised of: (i) 2,556,465 shares of Common Stock underlying a Warrant held by EAM, (ii) 648,241 shares of Common Stock underlying a Warrant held by ETE, and (iii) 795,294 shares of Common Stock underlying a Warrant held by ETE IIII. Empery Asset Management LP, the authorized agent of each of EAM, ETE and ETE III, has discretionary authority to vote and dispose of the shares held by EAM, ETE and ETE III and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM, ETE and ETE III. EAM, ETE and ETE III, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address of Empery Asset Master, Ltd., Empery Tax Efficient, LP and Empery Tax Efficient III, LP is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, NY 11530.

PLAN OF DISTRIBUTION
We are registering the Securities to permit the resale of the Securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.
Each Selling Stockholder may sell all or a portion of the Securities beneficially owned by it and offered hereby from time to time, directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting fees, discounts or commissions or agent’s commissions. The Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve cross or block transactions. The Selling Stockholders may use one or more of the following methods when disposing of the Securities or interests therein:
•
on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•
in the over-the-counter market;

•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•
through the writing of options, whether such options are listed on an options exchange or otherwise;

•
in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
in block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
in an exchange distribution in accordance with the rules of the applicable exchange;

•
in privately negotiated transactions;

•
in short sales;

•
through the distribution of the Securities by any Selling Stockholder to its partners, members or stockholders;

•
through one or more underwritten offerings on a firm commitment or best efforts basis;

•
in sales pursuant to Rule 144;

•
whereby broker-dealers may agree with any Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

•
in a combination of any such methods of sale; and

•
in any other method permitted pursuant to applicable law.

If a Selling Stockholder effects such transactions by selling the Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from a Selling Stockholder or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Securities or otherwise, a Selling Stockholder, may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell the Securities short and deliver the Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge the Securities to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the Securities owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholder under this prospectus. The Selling Stockholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Stockholders, individually and not severally, and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of the Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Securities against certain liabilities, including liabilities arising under the Securities Act.
Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The aggregate proceeds to the Selling Stockholders from the sale of the Securities offered will be the purchase price of the Securities less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the Securities to be made directly or through agents. There can be no assurance that any Selling Stockholder will sell any or all of the Securities registered pursuant to the registration statement of which this prospectus forms a part.
The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.
We will pay all expenses of the registration of the Securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that each Selling Stockholder will pay all underwriting fees, discounts or commissions attributable to the sale of the Securities or any legal fees and expenses of counsel to each Selling Stockholder, if any.
Once sold under the registration statement of which this prospectus forms a part, the Securities will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended, which have been publicly filed with the SEC. See the section entitled “Where You Can Find More Information.”
Our authorized capital stock consists of:
•
480,000,000 shares of common stock, $0.001 par value; and

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10,000,000 shares of preferred stock, $0.001 par value.

Common Stock
Voting Rights.   Holders of common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Holders of common stock do not have any cumulative voting rights.
Liquidation Rights.   Subject to any preferential rights of any outstanding preferred stock, in the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.
No Preemptive or Redemption Rights.   Shares of common stock do not carry any redemption rights or any preemptive or preferential rights enabling a holder to subscribe for, or receive shares of, any class of common stock or any other securities convertible into common stock.
Dividend Rights.   Holders of common stock shall be entitled to receive dividends if, as and when declared by our board of directors in accordance with applicable law.
Anti-Takeover Provisions.   See the below section titled “Anti-Takeover Effects of Nevada Law and Provisions of our Articles of Incorporation and Bylaws”.
Preferred Stock
We currently have no outstanding shares of preferred stock. Under our Amended and Restated Articles of Incorporation, as amended, our board of directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms. Any or all of these may be preferential to or greater than the rights of the common stock. Of our authorized preferred stock, 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, 800 shares have been designated as Series B 8% Cumulative Convertible Preferred Stock, and 600 shares have been designated as Series C 6% Cumulative Convertible Preferred Stock.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of shares of common stock.
Our board of directors may specify the following characteristics of any preferred stock:
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the designation and stated value, if any, of the class or series of preferred stock;

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the number of shares of the class or series of preferred stock offered, and the liquidation preference, if any, per share;

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the dividend rate(s), period(s) or payment date(s) or method(s) of calculation, if any, applicable to the class or series of preferred stock;

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whether dividends, if any, are cumulative or non-cumulative and, if cumulative, the date from which dividends on the class or series of preferred stock will accumulate;

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the provisions for a sinking fund, if any, for the class or series of preferred stock;

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the provision for redemption, if applicable, of the class or series of preferred stock;

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the terms and conditions, if applicable, upon which the class or series of preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

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voting rights, if any, of the class or series of preferred stock;

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the relative ranking and preferences of the class or series of preferred stock as to dividend rights and rights, if any, upon the liquidation, dissolution or winding up of our affairs;

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any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights, if any, upon liquidation, dissolution or winding up of our affairs; and

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any other specific terms, preferences, rights, limitations or restrictions of the class or series of preferred stock.

Outstanding Warrants
As of August 31, 2023, we had outstanding warrants to purchase 38,892,668 shares of common stock as follows:
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warrants to purchase an aggregate of 7,668 shares with an exercise price of $10.125 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on March 25, 2024, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the common stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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warrants to purchase an aggregate of 646 shares with an exercise price of $387.00 per share, all of which are currently exercisable and expire on October 17, 2024, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the common stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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warrants to purchase an aggregate of 510 shares with an exercise price of $492.00 per share, all of which are currently exercisable and expire on July 23, 2025, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the common stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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a warrant to purchase an aggregate of 115,000 shares with an exercise price of $9.00 per share, which is currently exercisable (subject to certain beneficial ownership limitations) and expires on March 25, 2024, which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the common stock is greater than the exercise price of the warrants on the expiration date of the warrant;

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a warrant to purchase an aggregate of 89,239 shares with an exercise price of $12.00 per share, which is currently exercisable and expires on March 25, 2024, which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the common stock is greater than the exercise price of the warrants on the expiration date of the warrant;

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Series A warrants to purchase an aggregate of 302,419 shares with an exercise price of $0.2957 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on January 31, 2024;

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warrants to purchase an aggregate of 1,008,750 shares of common stock with an exercise price of $0.84 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on March 9, 2026;

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warrants to purchase an aggregate of 6,618,436 shares of common stock with an exercise price of $0.001 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations);

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warrants to purchase an aggregate of 26,750,000 shares of common stock with an exercise price of $0.60 per share, which become exercisable on September 14, 2023 and expire on September 14, 2028; and

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warrants to purchase an aggregate of 4,000,000 shares of common stock with an exercise price of $1.06 per share, which become exercisable on November 19, 2023 and expire on November 19, 2028.

All of the outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions. In addition, certain of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances. Certain of the warrants also contain provisions that provide certain rights to warrantholders in the event of a fundamental transaction, including a merger or consolidation with or into another entity, such as:
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the right to receive the same amount and kind of consideration paid to the holders of common stock in the fundamental transaction;

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the right to require us or a successor entity to purchase the unexercised portion of certain warrants at the warrant’s respective fair value using the Black Scholes option pricing formula; or

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the right to require us or a successor entity to redeem the unexercised portion of certain warrants for the same consideration paid to holders of common stock in the fundamental transaction at the warrant’s respective fair value using the Black Scholes option pricing formula.

Convertible Promissory Note
As of September 14, 2023, we had one outstanding convertible promissory note (as amended, the “Note”) in an aggregate principal outstanding amount of approximately $13.8 million, which was issued on November 23, 2021, is convertible by the holder thereof into up to approximately 2.3 million shares of common stock any time and matures on November 23, 2024.
The Note provides that, at any time following August 23, 2022, from time to time and before the maturity date of the Note, the holder of the Note may convert any portion of the then-outstanding principal amount into shares of common stock at a price per share of $6.00, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions. Beginning on November 23, 2022, the Note began amortizing in twenty-four monthly installments equal to the quotient of (i) the then-outstanding principal amount of the Note, divided by (ii) the number of months remaining until the maturity date of the Note. All amortization payments shall be payable, at our sole option, in cash, shares of common stock or a combination of both. In addition, commencing on the last business day of the first month following November 23, 2022, we must pay, on a monthly basis, all interest that has accrued and remains unpaid on the then-outstanding principal amount of the Note. Any portion of an amortization payment or interest payment that is paid in shares of common stock shall be priced at 90% of the average of the five lowest daily volume weighted average prices of the common stock during the 20 trading days prior to the date of issuance of the shares. All payments of accrued interest and monthly payments of the outstanding principal amount payable by the Company for the month of September 2023 are to be paid by us to the Holder in a combination of cash and shares of common stock (with such combination determined at our option), and the number of shares to be issued calculated as previously provided in the Note (determined by dividing the principal amount plus interest (if any) being paid in shares by 90% of the average of the five lowest daily volume weighted average price of the common stock during the 20 trading days prior to each respective payment date); provided that no less than $600,000 of the monthly principal payments for the month of September 2023 shall be paid in cash, with the remainder paid in shares of common stock.
Anti-Takeover Effects of Nevada Law and Provisions of our Articles of Incorporation and Bylaws
Certain provisions of Nevada law and our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, could make the following more difficult:
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acquisition of us by means of a tender offer;

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acquisition of us by means of a proxy contest or otherwise; or

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removal of our incumbent officers and directors.

These provisions, summarized below, could have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Classified Board.   Our Amended and Restated Articles of Incorporation, as amended, provide that our board of directors is to be divided into three classes, as nearly equal in number as possible, with directors in each class serving three-year terms. This provision may have the effect of delaying or discouraging an acquisition of us or a change in our management.
Filling Vacancies.   Our Amended and Restated Articles of Incorporation, as amended, provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or resolution of our board of directors, be filled only by a majority of the directors then in office, though less than a quorum. The directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.
Removal.   The Nevada Revised Statutes (“NRS”) provide that any director may be removed from our board of directors by the vote or written consent of stockholders representing not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote.
Requirements for Advance Notification of Stockholder Nominations and Proposals.   Our Amended and Restated Bylaws, as amended, establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.
Special Meetings of the Stockholders.   Our Amended and Restated Bylaws, as amended, provide that special meetings of the stockholders may be called by our chair of our board of directors or our President, or by our board of directors acting pursuant to a resolution adopted by the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.
No Cumulative Voting.   Our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock.   The authorization of undesignated preferred stock in our Amended and Restated Articles of Incorporation, as amended, makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Amendment of Charter Provisions.   The amendment of any of the above provisions set forth in our Amended and Restated Articles of Incorporation, as amended, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of our capital stock entitled to vote generally in the election of directors.
In addition, the NRS contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our Amended and Restated Articles of Incorporation, as amended, or Amended and Restated Bylaws, as amended, are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.
Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election in our original articles of incorporation or in our Amended and Restated Articles of Incorporation, as amended, and we have not amended our Amended and Restated Articles of Incorporation to so elect.
Further, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is EQ Shareowner Services. The transfer agent and registrar’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.
Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “SEEL”.

LEGAL MATTERS
The validity of the Common Stock offered by this prospectus, and any supplement thereto, will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada.
EXPERTS
The consolidated financial statements of Seelos Therapeutics, Inc. as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2022 consolidated financial statements contains an explanatory paragraph that states that Seelos Therapeutics, Inc.’s recurring losses from operations and net capital deficiency raises substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of Common Stock being offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the shares of Common Stock being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Seelos Therapeutics, Inc. The SEC’s Internet site can be found at www.sec.gov. Additional information with respect to us can be found on our website at www.seelostherapeutics.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and persons controlling us pursuant to the provisions described in Item 15 of the registration statement of which this prospectus forms a part or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our directors, officers, or controlling persons in connection with the Common Stock being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us.
The following documents are incorporated by reference into this prospectus:
(a)
Our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 10, 2023;

(b)
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 12, 2023;

(c)
Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the SEC on August 11, 2023;

(d)
The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 from our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 12, 2023;

(e)
Our Current Reports on Form 8-K filed with the SEC on (i) March 14, 2023, (ii) March 24, 2023, (iii) May 19, 2023, (iv) May 26, 2023, (v) June 29, 2023, (vi) September 14, 2023, (vii) September 20, 2023 and (viii) September 25, 2023 and

(f)
The description of our common stock set forth in our Registration Statement on Form 8-A (File No. 000-22245), filed with the SEC on April 10, 2000, including any amendments or reports filed for the purpose of updating such description, including the description of our common stock included as Exhibit 4.12 to our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the shares of Common Stock made by this prospectus and such future filings will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of any related prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. Documents incorporated by reference are also available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address or phone number:
Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, NY 10022
Attn: Corporate Secretary
Phone: (646) 293-2100

SEELOS THERAPEUTICS, INC.
5,000,000 SHARES OF COMMON STOCK
PROSPECTUS
September 29, 2023
Neither we nor the Selling Stockholders have authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.